Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

11 May 2015

PRIMA BIOMED ANNOUNCES JAPANESE COLLABORATION

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) announces a collaboration with NEC Corporation and Yamaguchi University for Immutep’s IMP321 in combination with a peptide vaccine developed by NEC and Yamaguchi University.

The preclinical study, to be conducted at Yamaguchi University and supported by NEC, will investigate the use of antigen presenting cell activator IMP321 as an adjuvant, together with peptide antigens believed to be involved in hepatocellular cancer.

Marc Voigt, Chief Executive of Prima, said: “We are very pleased to be able to assist NEC with this preclinical study. The use of IMP321 as an adjuvant to a vaccine is different to the other combination approaches being used for our planned clinical trials. The opportunity to broaden the application of IMP321 for other uses is exciting.”

Yamaguchi University President Dr Masaaki Oka, MD, commented: “We look forward to working on this program and exploring the use of IMP321 together with our vaccine. We believe that this combination could offer a unique treatment opportunity.”

Osamu Fujikawa, General Manager, Corporate Business Development Division, NEC Corporation said: “It is exciting for our company to be able to support and oversee the study of this new combination. We hope to have good results in this study which would allow us to advance to the next step.”

About Prima BioMed

Prima BioMed is a globally active biotech company developing immunotherapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value for its shareholders. Prima owns a number of different products in preclinical and clinical development. www.primabiomed.com.au

About Immutep

Immutep is a 100% subsidiary of Prima BioMed Ltd. Founded in 2001 by Prof. Frédéric Triebel and John Hawken. Immutep is a French immunotherapy company developing a suite of products based on its Lymphocyte Activation Gene 3 (LAG-3) technology. Immutep’s lead product IMP321 works by binding to a receptor on antigen presenting cells (APCs) such as dendritic cells to activate them.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

Immutep’s other products include IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients, licensed to CoStim (Novartis) and IMP731, a depleting antibody that removes T cells involved in autoimmunity, licensed to GSK. It also has a dedicated R&D laboratory outside Paris.

About NEC

NEC Corporation is a leader in the integration of IT and network technologies that benefit businesses and people around the world. By providing a combination of products and solutions that cross utilize the company’s experience and global resources, NEC’s advanced technologies meet the complex and ever-changing needs of its customers. NEC brings more than 100 years of expertise in technological innovation to empower people, businesses and society. For more information, visit NEC at http://www.nec.com.

About Yamaguchi University

Founded in 1949 and located in Yamaguchi Prefecture in southern Japan, Yamaguchi University is a regional center of academic research as well as higher education and in the Japanese national university system. The University is known for basic and applied research in a wide variety of fields.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

USA Investor/Media:

Adam Holdsworth, PCG Advisory

+1 (646) 862 4607; adamh@pcgadvisory.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889